25002622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

SEC Mail Processing

MAR 27 2025

8-42130

Washington, DC

*

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northbridge Financial Services f/k/a Hans, Christian, Anderson Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3650 West Liberty Road
(No. and Street)

Ann Arbor (City) Michigan (State) 48103 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew C. Hans (Name) 734-994-4100 (Area Code – Telephone Number) hansa@umich.edu (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR Group, Inc.
(Name – if individual, state last, first, and middle name)

28411 Northwestern Hwy, Suite 800 (Address) Southfield (City) Michigan (State) 48034 (Zip Code)

9/22/2009 (Date of Registration with PCAOB)(if applicable) 3744 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Andrew C. Haans, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northbrige Financial Services f/k/a Hans Christian Anderson Inc, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Liza Forbes
Notary Public State of Michigan
Oakland County
My Commission Expires 4/3/2030
Acting in the County of Washtenaw

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
FOR THE YEAR ENDED DECMBER 31, 2024

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – AUDIT REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Shareholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
SUPPLEMENTAL INFORMATION:	
I Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
II Schedule of Computation of Determination of Reserve Requirements For Broker/Dealer Under Rule 15c3-3 (Exemption)	12
III Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)	13
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW	14
EXEMPTION REPORT	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Northbridge Financial Services
Ann Arbor, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a as Hans, Christian, Anderson, inc. as of December 31, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northbridge Financial Services as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northbridge Financial Services' management. Our responsibility is to express an opinion on Northbridge Financial Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northbridge Financial Services in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Auditors' Report on Supplemental Information

The supplemental schedules I Schedule of Computation of Net Capital Under Rule 15c3-1, II Schedule of Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption), and III Schedule of Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) (referred to as "supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of Northbridge Financial Services' financial statements. The supplemental information is the responsibility of Northbridge Financial Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as Northbridge Financial Services' auditor since 1990.

Southfield, Michigan
March 17, 2025

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	9,097
Marketable security		2,005
Prepaid expenses		393
Total Assets	$	11,495

ACCRUED LIABILITIES & SHAREHOLDER'S EQUITY

Accrued expenses	$	
Shareholder's equity:		
Common Stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	$	100
Additional paid-in capital		26,005
Retained earnings (deficit)		(14,610)
Equity		11,495
Total Liability & Shareholder equity	$	11,495

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:	
Dividend Income	$ 38
Dividend/Interest Tax Withholding	(11)
Total revenues	27
OPERATING EXPENSE:	
Professional service fees	5,000
Unrealized loss – Marketable Security	3,020
Regulatory fees	2,208
Insurance	433
Total operating expense	10,661
NET LOSS	$ (10,634)

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
BALANCE (DEFICIT), AT JANUARY 1, 2024	100	$100	$26,005	($11,646)	$14,459
CONTRIBUTIONS				7,670	7,670
NET LOSS				(10,634)	(10,634)
BALANCE (DEFICIT), AT DECEMBER 31, 2024	100	$100	$26,005	($14,610)	$11,495

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$(10,634)
Unrealized Loss – Marketable Security	3,020
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Prepaid expenses	(39)
Net cash used by operating activities	(7,653)
CASH FLOWS FROM FINANCING ACTIVITES:	
Contributions	7,670
Net cash provided by financing activates	7,670
NET CHANGE IN CASH AND CASH EQUIVALENTS	17
CASH AND CASH EQUILALENTS AT BEGINNING OF YEAR	9,080
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,097

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	-

See notes on financial statements

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2024

NOTE 1 -Nature of Operations

Organization – Northbridge Financial Services f/k/a/ Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or holds customers securities.

NOTE 2 – Summary of Significant Accounting Policies

Use of estimates in the preparation of financial statements – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and expense during the reporting period. Actual results could differ from those estimates.

Revenue recognition – The company recognizes revenue from contracts with customers in accordance with FASC ASC 606 (See Note 5).

Accounts receivable and allowance for credit losses – The Company bills consultant fees based on terms outlined between the Company and the consultant. The Company records accounts receivable for fees billed at their outstanding principal balances, net of allowances for credit losses. The allowance for credit losses is determined based on the Company's historical experience, current economic conditions, and reasonable forecasts of collectability. The Company reviews the adequacy of the allowance by evaluating the collectability of accounts receivable, considering factors such as the consultant's creditworthiness, historical payment patterns, and current economic conditions. There are no allowances for credit losses as of December 31, 2024, and 2023 respectively as the assets generally do not give rise to credit risk.

Income taxes – The Company and its shareholders has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for the accompanying financial statements.

Cash and cash equivalents – The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2024, cash consists of cash in bank accounts and in E*TRADE Securities. As of December 31, 2024 there were no amounts deposited in excess of FDIC limits.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Marketable security and fair value measurements – Marketable security is considered as a trading security and is carried at market value.

The Company has established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows

Level 1 – Inputs use to quoted prices in active markets for identical assets or liabilities that the Company has ability to access.

Level 2 – Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 3 – Inputs are unobservable and significant to the fair value measurement, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

At December 31, 2024, the Company's marketable security has been determined as Level 1.

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2024 and March 17, 2025, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events to recognize or disclose.

NOTE 3 – Marketable Security

At December 31, 2024, the marketable security consists of the following:

	Number of Shares	Original Cost	Market Value
Intel Corp.	100	$ 2,696	$ 2,005

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at the broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2024, the Company has permission to include cash and equities held at E*Trade Securities with a market value of $1,704 (net of haircut of $301), as available for the net capital purposes.

December 31, 2024, the Company had net capital of $10,801 which was $5,801 in excess of the capital of $5,000.

NOTE 5 – Revenue Recognition and Related Party Transactions

Significant judgements –Revenue from contracts with customers includes consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

Consulting fees – The Company proves consulting to a related party. Revenue for these fees is recognized at the point in time that performance under the arrangement is complete.

Variable consideration – The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

NOTE 6 – Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of retirement plan consulting. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 6 – Commitments and Contingencies

The Company did not have any commitments and/or contingencies as of December 31, 2024.

NORTHBRIDGE FINANCIAL SERVICE

F/K/A HANS, CHRISTIAN, ANDERSON, INC.

DECEMBER 31, 2024

SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

NORTHBRIDGE FINANCIAL SERVICES

F/K/A HANS, CHRISTIAN, ANDERSON, INC.
Broker or Dealer; Northbridge Financial Services as of December 31, 2024
SCHEDULE I, SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

NET CAPITAL

Total ownership equity from Statement of Financial Condition		$ 11,495
Deductions:		
Non-Allowable Assets	393	
Haircuts	301	
Total Deductions		$694
Net Capital		$10,801
Minimum dollar net capital		$ 5,000
Excess Net Capital		$ 5,801

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital, as reported in Company's Part II (unaudited) Focus report	$11,101
Audit Adjustments	(300)
Net capital per the preceding	$10,801

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
SCHEDULE II, SCHEDULE OF COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
AS OF DECEMBER 31, 2024

Exemption from filing Compliance Report Required by SEC Rule 15c3-3

Northbridge Financial Services is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The company is considered a "Non-Covered Firm" exempt from 17 C.F.R. Paragraph 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073. The Company limits its business activities exclusively to consulting.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
SCHEDULE III, SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
AS OF DECEMBER 31, 2024

Exemption from filing Compliance Report Required by SEC Rule 15c3-3

Northbridge Financial Services is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R. Paragraph 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073. The Company limits its business activities exclusively to consulting.

M-R-P-R
CPAs & Advisors

50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Northbridge Financial Services

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Northbridge Financial Services (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to consulting. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northbridge Financial Services' management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northbridge Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

MRPR Group, P.C.

Southfield, Michigan
March 17, 2025

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
EXEMPTION REPORT
Year Ended December 31, 2024

Northbridge Financial Services, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC") (17 C.F.R. 240.17a-5), "reports to be made by certain Brokers and Dealers." The Exemption was prepared as required by 17 C.F.R.240.17a-5(d)(1) and (4). The best of its knowledge and belief, the Company state the following:

a) The Company does not claim as exemption, under paragraph (k) of 17 C.F.R. Paragraph 240.15c3-3, and
b) The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Paragraph 240.17a-5 because the Company limits its business activities exclusively to consulting and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Andrew C. Hans, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Andrew C. Hans
President
Northbridge Financial Services
March 17, 2025